Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

May 11, 2017

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Tim Buchmiller
Brian Soares
Kate Tillan
Eric Atallah

Re:	Techpoint, Inc.
Confidential Submission #3 to Draft Registration Statement on Form S-1
CIK No. 0001556898

Dear Ms. Ravitz:

Techpoint, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated April 3, 2017. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Confidential Submission Number 3 (“Submission #3”) of the draft registration statement on Form S-1 (the “Registration Statement”) as confidentially submitted to the Commission, marked against Confidential Submission Number 2 of the Registration Statement as confidentially submitted to the Commission on March 7, 2017. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies. All page number references contained in the Registrant’s responses below correspond to the page numbers in Submission #3.

Prospectus Cover Page, page 1

1.	We note from your response to prior comment 1 that trading in Japan is expected

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May 11, 2017

to begin immediately and we note from your response to prior comment 2 that the company will not request effectiveness of the Registration Statement until such time as the offering contemplated thereby has been approved by the relevant authorities in Japan. In order for us to further evaluate your response to prior comment 2, please clarify for us your anticipated timing with respect to requesting acceleration of your registration statement, receiving the required regulatory approvals in Japan, completing your offering and having your JDSs listed on the Tokyo Stock Exchange.

Response: The Registrant’s statement in prior response 1 that referenced trading in Japan expecting to begin immediately among a largely retail investor group was intended to convey to the Staff that shortly following the commencement of trading, when commencement of trading occurs, it is the Registrant’s belief, based on input from its underwriter, that the JDSs will largely be held by retail investors. The Registrant would like to clarify that this statement was not intended to mean that the JDSs would be traded in the near future.

The Registrant currently anticipates submitting its initial application for listing to the Tokyo Stock Exchange in late May 2017. The Registrant has targeted receiving listing approval from the Tokyo Stock Exchange in late August 2017. If obtained and following receipt of listing approval from the Tokyo Stock Exchange, the Registrant anticipates commencing a roadshow in Japan. Following this roadshow and assuming the Registrant is prepared to consummate its initial public offering, it currently anticipates requesting acceleration of the Registration Statement from the Staff in the mid-September 2017 timeframe. The Registrant’s request for acceleration will be timed to be shortly prior to the actual first day of trading on the Tokyo Stock Exchange, although exact timing is still being discussed among the Registrant, the underwriter and each of their respective advisors. The above timeline is subject to a variety of factors, many of which are outside the control of the Registrant, including but not limited to market factors, the approval process of the Tokyo Stock Exchange and the status and performance of the Registrant’s business.

Overview, page 1

2.	We note your revised disclosure in response to prior comment 6. It remains unclear whether Phitec or Hikvision make the decision to purchase your products. Please revise or advise.

Response: The Registrant has revised the disclosure on pages 1, 12, 63 and 67 of the Registration Statement in response to the Staff’s comment as requested.

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May 11, 2017

Comparison of the Years Ended December 31, 2016 and December 31, 2015, page 48

3.	We note your disclosure that your revenue increased primarily due to a 43% increase in volume of shipments offset by a change in average selling price due to product mix. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the prior comparable period, management should disclose the nature of each item that caused the significant change and quantify the change. For example, please quantify the change in average selling prices for the periods presented. Refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

Response: The Registrant has revised the disclosure on page 48 of the Registration Statement in response to the Staff’s comment as requested.

Quasi-California Corporation, page 87

4.	We note your added disclosure on this page that you may be treated as a quasi-California corporation and subject to certain provisions of the General Corporation Law of the State of California even though you are incorporated in Delaware. Please revise to disclose any material implications to making an investment decision arising from your potential treatment as a quasi-California corporation.

Response: The Registrant has revised the disclosure on page 88 of the Registration Statement in response to the Staff’s comment as requested.

Note 1. Organization and Summary of Significant Accounting Policies

Net Income per Common Share, page F-10

5.	Please revise to show or explain how you determined the amount of your pro forma net income for purposes of calculating your pro forma net income per share.

Response: The Registrant has revised the disclosure on pages F-11 and F-12 of the Registration Statement in response to the Staff’s comment as requested.

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May 11, 2017

*  *  *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via electronic mail to the attention of the undersigned at jim.masetti@pillsburylaw.com.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc	Fumihiro Kozato, President and Chief Executive Officer

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